Exhibit 12.1

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

The following table sets forth the computation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated. Hannon Armstrong Capital, LLC, a Maryland limited liability company, the entity that operated our historical business prior to the consummation of our initial public offering on April 23, 2013 (our “IPO”) and which we refer to as the “Predecessor,” became our subsidiary upon consummation of our IPO. To the extent any of the financial data included in the below table is as of a date or from a period prior to the consummation of our IPO, such financial data is that of the Predecessor.

	For the nine months ended September 30,	For the fiscal year ended December 31,	For the fiscal year ended December 31,	For the fiscal year ended December 31,	For the three months ended December 31,	For the fiscal year ended September 30,
	2016	2015	2014	2013	2012	2012	2011
	(In millions, except ratios)
Earnings:
Pretax income from continuing operations before minority interests and income/loss from equity investees	$7.8	$8.3	$9.8	$(12.9)	$1.4	$5.1	$0.1
Add: Fixed charges (as calculated below)	33.1	26.5	16.8	10.0	2.4	10.2	9.8
Add: Distributed income of equity investees	45.0	25.3	0.9	—	0.5	14.3	—

Total earnings/(deficit)	$85.9	$60.1	$27.5	$(2.9)	$4.3	$29.6	$9.9

Fixed charges:
Investment interest expense	$32.9	$26.4	$16.6	$9.8	$2.3	$9.8	$9.4
Other interest expense	—	—	—	0.1	0.1	0.3	0.3
Estimated interest component of rental expense	0.1	0.1	0.2	0.1	—	0.1	0.1

Total fixed charges and preferred stock dividends(1)	$33.0	$26.5	$16.8	$10.0	$2.4	$10.2	$9.8

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.6	2.3	1.6	*	1.8	2.9	1.0

*	Earnings were insufficient to cover fixed charges by $2.9 million for the fiscal year ended December 31, 2013.
(1)	We had no preferred stock outstanding for any of the periods.

Exh. 12.1-1